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As filed with the Securities and Exchange Commission on January 29, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SEEBEYOND TECHNOLOGY CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	95-4249153
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

404 East Huntington Drive
Monrovia, California 91016
(626) 471-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Barry J. Plaga
Senior Vice President, Chief Financial Officer
404 East Huntington Drive
Monrovia, California 91016
(626) 471-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

JEFFREY D. SAPER, ESQ. WILSON SONSINI GOODRICH & ROSATI PROFESSIONAL CORPORATION 650 PAGE MILL ROAD PALO ALTO, CA 94304 (650) 493-9300 FAX: (650) 493-6811	SUZANNE SAWOCHKA HOOPER, ESQ. COOLEY GODWARD LLP 5 PALO ALTO SQUARE 3000 EL CAMINO REAL PALO ALTO, CA 94306 (650) 843-5000 FAX: (650) 849-7400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.0001 per share	8,050,000 shares	$10.75	$86,537,500	$7,962

(1)
The price of $10.75 per share, which was the average of the high and low prices of the Registrant's Common Stock on the Nasdaq National Market on January 23, 2002, is set forth solely for the purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued January 29, 2002

7,000,000 Shares

COMMON STOCK

SeeBeyond Technology Corporation is offering 5,000,000 shares of its common stock and the selling stockholder is offering 2,000,000 shares of SeeBeyond common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol "SBYN." On January 28, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $12.20 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

PRICE $              A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to SeeBeyond	Proceeds to Selling Stockholder
Per Share	$	$	$	$
Total	$	$	$	$

SeeBeyond has granted the underwriters the right to purchase up to an additional 1,050,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                        , 2002.

MORGAN STANLEY
UBS WARBURG
U.S. BANCORP PIPER JAFFRAY

                        , 2002

TABLE OF CONTENTS

Prospectus Summary	3
Risk Factors	6
Special Note Regarding Forward-Looking Statements	13
Use of Proceeds	14
Dividend Policy	14
Price Range of Common Stock	14
Capitalization	15
Selected Consolidated Financial Data	16
Business	18
Management	28
Principal Stockholders and Selling Stockholder	31
Description of Capital Stock	33
Underwriters	36
Legal Matters	38
Experts	38
Where You Can Find More Information	38
Information Incorporated By Reference	38

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

        In this prospectus "SeeBeyond", the SeeBeyond logo, "we", "us" and "our" refer to SeeBeyond Technology Corporation and its subsidiaries. SeeBeyond and the SeeBeyond logo, e*Way, e*Gate, and e*Xchange are trademarks or registered trademarks of SeeBeyond Technology Corporation. This document contains other product names, trade names and trademarks of SeeBeyond.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and accompanying notes incorporated by reference in this prospectus.

        SeeBeyond is a leading provider of business integration software that enables the real-time flow of information within an enterprise and among customers, suppliers and partners. We believe that we offer the only comprehensive business integration solution architected from a single, internally-developed software code base, encompassing application-to-application integration, business-to-business integration and business process management. Our Business Integration Suite builds upon more than twelve years of internal development of business integration solutions. As of December 31, 2001, we had licensed our products to over 1,600 customers worldwide. In addition, numerous enterprises, such as General Motors, Philip Morris and Target Corporation, have announced that our Business Integration Suite will be the standard upon which they integrate their systems and applications.

        In response to changing business demands and economic pressures, companies have sought to automate and improve business processes by making significant investments in custom and packaged software applications, such as enterprise resource planning, or ERP, supply chain management, or SCM, customer relationship management, or CRM, decision support and e-commerce technologies. However, these applications generally were not designed to interact with each other due to varying and incompatible data formats and communication methods, resulting in highly disconnected information technology infrastructures. In order for companies to fully realize measurable business benefits, such as enhanced revenue, decreased costs and improved customer service, from their existing information technology, these isolated systems must be integrated for dynamic and real-time connection across systems, applications and enterprises.

        The SeeBeyond Business Integration Suite provides our customers with a flexible and easily configurable software platform to connect applications and systems within an organization and among enterprises. In contrast to other integration approaches, we are the only provider of a comprehensive solution for business integration where all key technologies, including application-to-application, business-to-business and business process management, are seamlessly integrated. Because we have architected all of our products from a single, internally developed software code base, our solutions are fully integrated to deliver rapid time-to-market and enhanced performance for our customers. In addition, as opposed to solutions based on hub-and-spoke architectures, our solution is based on a fully-distributed architecture that delivers scalability without a single point of failure.

        We license our products and sell our services primarily through our direct sales organization, complemented by the selling and support efforts of systems integrators and through our relationships with independent software vendors. We have entered into significant strategic alliances with Accenture, Computer Sciences Corporation, Electronic Data Systems and PricewaterhouseCoopers.

        Our principal executive offices are located at 404 East Huntington Drive, Monrovia, California 91016, and our telephone number at this address is (626) 471-6000. Our World Wide web address is www.seebeyond.com. The information on our web site is not incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by SeeBeyond	5,000,000 shares
Common stock offered by the selling stockholder	2,000,000 shares
Common stock to be outstanding after the offering	79,750,485 shares
Use of proceeds	For general corporate purposes, including working capital. See "Use of Proceeds."
Nasdaq National Market symbol	SBYN

        The foregoing information is based on the number of shares outstanding as of December 31, 2001. This number does not take into account:

  •
  4,250,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $8.23 per share as of December 31, 2001;

  •
  19,882,273 shares of common stock reserved for issuance under our stock option plans, of which 17,623,971 shares at a weighted average exercise price of $6.08 per share were subject to outstanding options as of December 31, 2001; and

  •
  1,820,134 shares of common stock reserved for issuance under our employee stock purchase plan.

        In addition, except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except per share data)

	Year Ended December 31,				Nine Months Ended September 30,
	1997	1998	1999	2000	2000	2001
					(unaudited)
Consolidated Statement of Operations Data:
Total revenues	$26,699	$37,461	$55,171	$114,752	$72,060	$141,875
Gross profit	17,177	22,739	29,990	81,824	48,640	106,850
Income (loss) from operations	779	(11,259)	(25,350)	(41,947)	(35,349)	(19,091)
Net income (loss)	506	(11,243)	(25,865)	(41,970)	(35,741)	(19,014)
Net income (loss) per share available to common stockholders:
Basic	$.01	$(.27)	$(.62)	$(.69)	$(.61)	$(.27)
Diluted	$.01	$(.27)	$(.62)	$(.69)	$(.61)	$(.27)
Weighted average shares used in computation of net income (loss) per share available to common stockholders:
Basic	42,801	43,748	45,954	61,909	59,397	70,937
Diluted	42,801	43,748	45,954	61,909	59,397	70,937

        The "As Adjusted" column below gives effect to the sale by SeeBeyond of 5,000,000 shares of common stock in this offering at an assumed public offering price of $12.20 per share, and the receipt by us of the net proceeds after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	As of September 30, 2001
	(unaudited)
	Actual	As Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,898	$84,373
Working capital (deficit)	15,455	72,930
Total assets	92,008	149,483
Deferred revenue	22,315	22,315
Long term liabilities	1,954	1,954
Total liabilities	61,917	61,917
Redeemable preferred stock	—	—
Stockholders' equity (deficit)	30,091	87,566

RECENT OPERATING RESULTS

        On January 24, 2002, we announced that for the three months ended December 31, 2001, we will record total revenues of $44.1 million and net income of $.02 per share. For the twelve months ended December 31, 2001, we will record total revenues of $185.9 million and net loss of $(.24) per share. As of the date of this prospectus, our financial statements for these periods have not yet been completed, and, accordingly, information regarding these periods is preliminary and subject to change.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

        Our business, financial condition or results of operations could be adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to SeeBeyond

        We have a large accumulated deficit, we may incur future losses and we may not achieve or maintain profitability.

        We have incurred substantial losses since 1998 as we increased funding of the development of our products and technologies and expanded our sales and marketing organization. As of September 30, 2001, we had an accumulated deficit of $104.1 million. Although we were profitable for the three months ended December 31, 2001, we may incur losses in future periods and we may not maintain profitability on a quarterly or annual basis.

        We experience long and variable sales cycles, which could have a negative impact on our results of operations for any given quarter.

        Our products are often used by our customers throughout their organizations to address critical business problems. Customers generally consider a wide range of issues before committing to purchase our products, including product benefits, the ability to operate with existing and future computer systems, the ability to accommodate increased transaction volumes and product reliability. Many customers are addressing these issues for the first time when they consider whether to buy our products and services. As a result, we or other parties, including systems integrators, must educate potential customers on the use and benefits of our products and services. In addition, the purchase of our products generally involves a significant commitment of capital and other resources by a customer. This commitment often requires significant technical review, assessment of competitive products and approval at a number of management levels within a customer's organization. Our sales cycle may vary based on the industry in which the potential customer operates and is difficult to predict for any particular license transaction. The length and variability of our sales cycle makes it difficult to predict whether particular sales will be concluded in any given quarter. If one or more of our license transactions are not consummated in a given quarter, our results of operations for that quarter may be below our expectations and the expectations of analysts and investors.

        Our operating results are highly dependent on license revenues from one software suite, and our business could be materially harmed by factors that adversely affect the pricing and demand for this software suite.

        Substantially all of our license revenues have been, and are expected to continue to be, derived from the license of our Business Integration Suite. Accordingly, our future operating results will depend on the demand for our Business Integration Suite by future customers, including new and enhanced releases that are subsequently introduced. Our latest version of e*Gate, version 4.5, was launched in June 2001. If our competitors release new products that are superior to our Business Integration Suite in performance or price, or if we fail to enhance our Business Integration Suite and introduce new products in a timely manner, demand for our products may decline, and we may have to reduce the pricing of our products. A decline in demand or pricing for our Business Integration Suite as a result of these or other factors would significantly reduce our revenues.

        In the past, we have experienced delays in the commencement of commercial releases of our Business Integration Suite. To date, these delays have not had a material impact on our revenues. In the future, we may fail to introduce or deliver new products on a timely basis. If new releases or products are delayed or do not achieve market acceptance, we could experience customer dissatisfaction or a delay or loss of revenues. For example, the introduction of new enterprise and business applications requires us to introduce new e*Ways adapters to support the integration of these applications. Our failure to introduce these or other modules in a timely manner could cause our revenues and market share to decline. In addition, customers may delay purchases of our products in anticipation of future releases. If customers defer material orders in anticipation of new releases or new product introductions, our revenues may decline.

        Moreover, as we release enhanced versions of our products, we may not be successful in upgrading our customers who purchased previous versions of our Business Integration Suite to the current version. We also may not be successful in selling add-on modules for our products to existing customers. Any failure to continue to upgrade existing customers' products or sell new modules, if and when they are introduced, could negatively impact customer satisfaction and our revenues.

        Our revenues will likely decline if we do not develop and maintain successful relationships with our systems integration partners and other partners, who also have relationships with our competitors.

        We have entered into agreements with a number of systems integrators for them to install and deploy our products and perform custom integration of systems and applications. These systems integrators also engage in joint marketing and sales efforts with us. If these relationships fail, we will have to devote substantially more resources to the sales and marketing and implementation and support of our products than we would otherwise, and our efforts may not be as effective as those of the systems integrators. In many cases, these parties have extensive relationships with our existing and potential customers and influence the decisions of these customers. We rely upon these firms to recommend our products during the evaluation stage of the purchasing process, as well as for implementation and customer support services.

        These systems integrators are not contractually required to implement our products, and competition for these resources may preclude us from obtaining sufficient resources to provide the necessary implementation services to support our needs. If the number of installations of our products exceeds our access to the resources provided by these systems integrators, we will be required to provide these services internally, which would increase our expenses and significantly limit our ability to meet our customers' implementation needs. A number of our competitors have stronger relationships with some of these systems integrators and, as a result, these systems integrators might be more likely to recommend competitors' products and services instead of ours. In addition, a number of our competitors have relationships with a greater number of these systems integrators or have stronger systems integrator relationships based on specific vertical markets and, therefore, have access to a broader base of customers.

        Our failure to establish or maintain systems integrator relationships would significantly harm our ability to license and successfully implement our software products. In addition, we rely on the industry expertise and customer contacts of these firms in order to market our products more effectively. Therefore, any failure of these relationships would also harm our ability to increase revenues in key commercial markets. We are currently investing, and plan to continue to invest, significant resources to develop these relationships. Our operating results could be adversely affected if these efforts do not generate license and service revenues necessary to offset this investment.

        Our growth continues to place a significant strain on our management systems and resources. If we fail to manage our growth, our ability to market and sell our products and develop new products may be harmed.

        We must plan and manage our growth effectively in order to offer our products and services and achieve revenue growth and profitability in a rapidly evolving market. We continue to increase the scope of our operations domestically and internationally and have in recent years added a number of employees. Our growth has and will continue to place a significant strain on our management systems and resources, and we may not be able to effectively manage our growth in the future.

        Furthermore, if our relationships with systems integrators succeed and we are able to penetrate additional commercial markets, we may need additional sales and marketing and professional services resources to support these customers. The growth of our customer base will require us to invest significant resources in the training and development of our employees and our systems integration partners. If these organizations fail to keep pace with the number and demands of the customers that license our products, our ability to market and sell our products and services and our ability to develop new products and services will be harmed. To manage our business, we must continue to:

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  effectively manage our direct sales force;

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  effectively manage our professional services organization;

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  hire and retain qualified software engineers;

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  improve our operational, financial and management controls;

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  improve our reporting systems and procedures;

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  enhance our management and information control systems; and

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  effectively manage, train and motivate our workforce.

        In addition, if we acquire or invest in other companies, we may experience further strain on our resources and face risks inherent in integrating two corporate cultures, product lines, operations and businesses.

        Our operating results fluctuate significantly, and an unanticipated decline in revenues or gross margin may disappoint securities analysts or investors and result in a decline in our stock price.

        Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future. We believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance.

        Our revenues and operating results depend upon the volume and timing of customer orders and payments and the date of product delivery. Historically, a substantial portion of our revenues in a given quarter has been recorded in the final month of that quarter, with a concentration of these revenues in the last two weeks of the final month. We expect this trend to continue and, therefore, any failure or delay in the closing of orders would have a material adverse effect on our quarterly operating results. Since our operating expenses are based on anticipated revenues and because a high percentage of these expenses are relatively fixed, a delay in the recognition of revenues from one or more license transactions could cause significant variations in operating results from quarter to quarter and cause a decline in our stock price. We realize substantially higher gross margins on our license revenues compared to our services and maintenance revenues. Thus, our margins for any particular quarter will be highly dependent on our revenue mix in that quarter. In our international markets, we have experienced some seasonality of revenues, with lower revenues in the summer months. Although this seasonality has not had a material impact on our operating results in the past, we cannot assure you that our operating results will not fluctuate in the future as a result of these and other international trends.

        We record as deferred revenue payments from customers that do not meet our revenue recognition policy requirements. Since only a small portion of our revenues each quarter is recognized from deferred revenue, our quarterly results depend primarily upon entering into new contracts to generate revenues for that quarter. New contracts may not result in revenues in the quarter in which the contract was signed, and we may not be able to predict accurately when revenues from these contracts will be recognized. If our operating results are below the expectations of securities analysts or investors for these or other reasons, our stock price would likely decline, perhaps substantially.

        Our markets are highly competitive and, if we do not compete effectively, we may suffer price reductions, reduced gross margins and loss of market share.

        The market for our products is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. As a result of increased competition, we may have to reduce the price of our products and services, and we may experience reduced gross margins and loss of market share, any one of which could significantly reduce our future revenues and operating results. Our current competitors include vendors offering e-Business application integration, or eAI, and traditional electronic data interchange, or EDI, software products, as well as "in house" information technology departments of potential customers that have developed or may develop systems that provide some or all of the functionality of our Business Integration Suite. We may also encounter competition from major enterprise software developers in the future.

        Many of our existing and potential competitors have more resources, broader customer relationships and better-established brands than we do. In addition, many of these competitors have extensive knowledge of our industry. Some of our competitors have established or may establish cooperative relationships among themselves or with third parties to offer a single solution and increase the ability of their products to address customer needs.

        Our substantial and expanding international operations are subject to uncertainties, which could adversely affect our operating results.

        Revenues from the sale of products and services outside the United States accounted for 33% of our total revenues for the nine months ended September 30, 2001 and 25% of our total revenues for the nine months ended September 30, 2000. Revenues from the sale of products and services in the United Kingdom as a percent of our total revenues were 17% for the nine months ended September 30, 2001 and 12% for the nine months ended September 30, 2000. We believe that revenues from sales outside the United States will continue to account for a material portion of our total revenues for the foreseeable future. We are exposed to several risks inherent in conducting business internationally, such as:

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  fluctuations in currency exchange rates, which could result in increased expenses;

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  unexpected changes in regulatory requirements, including imposition of currency exchange controls, applicable to our business or to the Internet, which could result in increased costs of doing business overseas;

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  difficulties and costs of staffing and managing international operations;

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  political and economic instability, which could result in increasing governmental ownership or regulation of businesses or other instrumentalities of commerce, wage and price controls, higher interest rates and spiraling inflation; and

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  reduced protection for intellectual property rights in some countries.

        Any of these factors could adversely affect our international operations and, consequently, our operating results.

        A downturn in the general economy or an industry trend toward reducing or delaying additional information technology spending due to cost-cutting pressures could reduce demand for our products and services.

        We rely significantly upon customers making large information technology purchasing decisions a source of revenue. In 2001, we experienced a general slow-down in the level of capital spending by some of our customers due to the general economic downturn, which has adversely affected our revenues. This slow-down in capital spending, if sustained in future periods, could result in reduced sales or the postponement of sales to our customers. There can be no assurance that the level of spending on information technology in general, or on business integration software by our customers and potential customers in particular, will increase or remain at current levels in future periods. Lower spending on information technology could result in reduced sales to our customers and could impair our operating results in future periods.

        We could suffer losses and negative publicity if new versions or releases of our products contain errors or defects.

        Our products and their interactions with customers' software applications and IT systems are complex and, accordingly, there may be undetected errors or failures when our products are introduced or as new versions are released. In the past we have discovered software errors in our new releases and new products after their introduction, which has resulted in additional product development expenses. To date, these additional expenses have not been material. These errors have resulted in product release delays, delayed revenues and customer dissatisfaction. In the future we may discover errors, including performance limitations, in new releases or new products after the commencement of commercial shipments. Since many customers are using our products for mission-critical business operations, any of these occurrences could seriously harm our business and generate negative publicity, which could have a negative impact on future sales. Although we maintain product liability and errors and omissions insurance, we cannot assure you that these policies will be sufficient to compensate for losses caused by any of these occurrences.

        If our products do not operate with the many hardware and software platforms used by our customers and keep pace with technological change, our business may fail.

        We currently serve a customer base with a wide variety of constantly changing hardware, software applications and networking platforms. If our products fail to gain broad market acceptance due to an inability to support a variety of these platforms, our operating results may suffer. Our business depends on a number of factors, including the following:

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  our ability to integrate our products with multiple platforms and existing, or legacy, systems and to modify our products as new versions of software applications are introduced;

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  the portability of our products, particularly the number of operating systems and databases that our products can source or target;

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  our ability to anticipate and support new standards, especially Internet standards;

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  the integration of additional software modules under development with our existing products; and

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  our management of software being developed by third parties for our customers for use with our products.

        Our industry is characterized by very rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. We have also found that the technological life cycles of our products are difficult to estimate. We believe that we must continue to enhance our current products and concurrently develop and introduce new products that anticipate emerging technology standards and keep pace with competitive and technological developments. Failure to do so will harm our ability to compete. As a result, we are required to continue to make substantial product development investments.

        The market for business integration software may not grow as quickly as we anticipate, which would cause our revenues to fall below expectations.

        The market for business integration software is rapidly evolving. We earn substantially all of our license revenues from sales of our Business Integration Suite. We expect to earn substantially all of our revenues in the foreseeable future from sales of our Business Integration Suite and related products and services. Our future financial performance will depend on continued growth in the number of organizations demanding software and services for application integration and business integration solutions and seeking outside vendors to develop, manage and maintain this software for their critical applications. Many of our potential customers have made significant investments in internally developed systems and would incur significant costs in switching to third-party products, which may substantially inhibit the growth of the market for business integration software. If this market fails to grow, or grows more slowly than we expect, our revenues will be adversely affected.

        If we fail to adequately protect our proprietary rights, we may lose these rights and our business may be seriously harmed.

        We depend upon our ability to develop and protect our proprietary technology and intellectual property rights to distinguish our product from our competitors' products. The unauthorized use by others of our proprietary rights could materially harm our business. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. We currently have no issued patents. Despite our efforts to protect our proprietary rights, existing laws afford only limited protection. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we cannot be certain that we will be able to protect our proprietary rights against unauthorized third party copying or use. Furthermore, policing the unauthorized use of our products is difficult, and expensive litigation may be necessary in the future to enforce our intellectual property rights.

        Our products could infringe the intellectual property rights of others, causing costly litigation and the loss of significant rights.

        Third parties may claim that we have infringed their current or future intellectual property rights. We expect that software developers in our market will increasingly be subject to infringement claims as the number of products in different software industry segments overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent product shipment or cause delays, or require us to enter into royalty or licensing agreements, any of which could harm our business. Patent litigation in particular has complex technical issues and inherent uncertainties. In the event an infringement claim against us is successful and we cannot obtain a license on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business would be harmed. Furthermore, former employers of our current and future employees may assert that our employees have improperly disclosed to us or are using their confidential or proprietary information.

        Failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and result in lower revenues.

        We currently expect that our current cash resources, together with the net proceeds from this offering, will be sufficient to meet our working capital and capital expenditure needs for at least the next 24 months. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional debt or equity financing on favorable terms, or at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and that force us to maintain specified liquidity or other ratios, any of which could harm our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

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  develop or enhance our products and services;

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  maintain or expand our sales and marketing organizations;

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  acquire complementary technologies, products or businesses;

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  expand operations, in the United States or internationally;

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  hire, train and retain employees; or

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  respond to competitive pressures or unanticipated working capital requirements.

        Our failure to do any of these things could result in lower revenues and could seriously harm our business.

        If we fail to attract and retain qualified personnel, our ability to compete will be harmed.

        We depend on the continued service of our key technical, sales and senior management personnel, including our founder and Chief Executive Officer, James T. Demetriades. Most of these persons are not bound by an employment agreement, and we do not maintain key person life insurance on any of these persons, other than Mr. Demetriades. The loss of any of our senior management or other key product development or sales and marketing personnel could adversely affect our future operating results. In addition, we must attract, retain and motivate highly skilled employees, including sales personnel and software engineers. We face significant competition for individuals with the skills required to develop, market and support our products and services. We may not be able to recruit and retain sufficient numbers of these highly skilled employees. If we fail to do so, our ability to compete will be significantly harmed.

        We may be at risk of securities class action litigation due to volatility in our stock price.

        In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially acute for us because technology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. In the future, we may be the target of similar litigation. Securities litigation could result in substantial costs and divert our management's attention and resources, and could seriously harm our business.

        We have implemented anti-takeover provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

        Some provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our stockholders. For example, our certificate of incorporation provides for a classified board of directors whose members serve staggered three-year terms and does not provide for cumulative voting in the election of directors. Our board of directors has the authority, without further action by our stockholders, to fix the rights and preferences of and issue shares of preferred stock. In addition, our stockholders are unable to act by written consent. These and other provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

        We will retain broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

        We currently have no specific plans for a significant portion of our net proceeds from this offering. Consequently, our management has complete discretion as to how to spend the proceeds from this offering. They may spend these proceeds in ways with which our stockholders may not agree. Management's allocation of the proceeds of this offering may not benefit our business and the investment of the proceeds may not yield a favorable return.

        Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

        Upon completion of this offering, our Chief Executive Officer, James T. Demetriades, will beneficially own approximately 29.2% of our outstanding common stock. Our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately 46.5% of our outstanding common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change of control of SeeBeyond and will make some transactions difficult or impossible without the support of these stockholders. See "Principal Stockholders and Selling Stockholder."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus and in the documents that are incorporated by reference, including the risk factors in this section, contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms and other comparable terminology. These statements are only predictions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks faced by us described above and elsewhere in this prospectus.

        There may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

USE OF PROCEEDS

        The net proceeds to us from the sale of the 5,000,000 shares of common stock offered by us in this offering are estimated to be approximately $57.5 million, or $69.6 million if the underwriters exercise their over-allotment option in full, based upon an assumed public offering price of $12.20 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds of this offering for general corporate purposes, including working capital and capital expenditures. Prior to using the proceeds in the manner described above, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment grade securities. We will not receive any of the proceeds from the sale of common stock by the selling stockholder.

DIVIDEND POLICY

        We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain any future earnings to develop and expand our business. Under the terms of our line of credit facilities, we may not declare or pay any dividends without the prior consent of the lenders under these facilities.

PRICE RANGE OF COMMON STOCK

        Our common stock is quoted on the Nasdaq National Market under the symbol "SBYN." The following table sets forth, for the periods indicated, the high and low sale prices of our common stock, as reported on the Nasdaq National Market.

	Common Stock Price
	High	Low
Year Ended December 31, 2000
Second Quarter (from April 27, 2000)	$34.88	$15.31
Third Quarter	34.50	18.75
Fourth Quarter	23.19	7.00
Year Ended December 31, 2001
First Quarter	$23.63	$7.50
Second Quarter	16.15	8.50
Third Quarter	14.85	1.05
Fourth Quarter	10.34	1.50
Year Ending December 31, 2002
First Quarter (through January 28, 2002)	$13.45	$9.75

        On January 28, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $12.20 per share. As of December 31, 2001, there were approximately 516 holders of record of our common stock.

CAPITALIZATION

        The following table sets forth the following information:

  •
  Our cash, cash equivalents and actual capitalization as of December 31, 2001; and

  •
  Our cash, cash equivalents and capitalization as adjusted to give effect to the sale by us of 5,000,000 shares of common stock at an assumed public offering price of $12.20 per share in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2001
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$47,039	$104,514
Preferred Stock, undesignated: $.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	$—	$—
Stockholders' equity:
Common Stock: $.0001 par value; 200,000,000 shares authorized; 74,750,485 actual shares issued and outstanding, 79,750,485 shares issued and outstanding, as adjusted	7	8
Additional paid-in capital	157,750	215,224
Deferred stock compensation	(3,432)	(3,432)
Accumulated deficit	(102,496)	(102,496)
Comprehensive income (loss)	(1,183)	(1,183)

Total stockholders' equity	50,646	108,121

Total capitalization	$50,646	$108,121

        This table excludes the following shares:

  •
  19,882,273 shares of common stock reserved for issuance under our stock option plans, of which 17,623,971 shares at a weighted average exercise price of $6.08 per share were subject to outstanding options as of December 31, 2001;

  •
  1,820,134 shares of common stock reserved for issuance under our employee stock purchase plan; and

  •
  4,250,000 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $8.23 per share as of December 31, 2001.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein. The consolidated statements of operations data for the years ended December 31, 2000, 1999 and 1998 and the balance sheet data as of December 31, 2000 and 1999 are derived from the audited consolidated financial statements incorporated by reference in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2001 and 2000 and the balance sheet data as of September 30, 2001 and 2000 are derived from our unaudited financial statements incorporated by reference in this prospectus which, in our opinion, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our results of operations and financial position. Results for the nine months ended September 30, 2001 are not necessarily indicative of results that may be expected for the entire year. The consolidated statements of operations data for the years ended December 31, 1997 and 1996 and the balance sheet data as of December 31, 1998, 1997 and 1996 are derived from the audited consolidated financial statements not included elsewhere or incorporated by reference in this prospectus. The historical results are not necessarily indicative of results to be expected for future periods.

	Year Ended December 31,					Nine Months Ended September 30,
	1996	1997	1998	1999	2000	2000	2001
						(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
License (net of amortization of marketing warrants of $1,116 and $0 for the nine months ended September 30, 2001 and 2000, respectively)	$7,575	$10,911	$18,142	$24,051	$65,403	$38,069	$85,148
Services	6,397	10,149	10,853	20,268	33,144	22,956	36,015
Maintenance	1,506	2,919	5,142	9,055	16,205	11,035	20,712
Other	2,237	2,720	3,324	1,797	—	—	—

Total revenues	17,715	26,699	37,461	55,171	114,752	72,060	141,875
Costs and expenses:
Cost of license revenues	5	229	959	690	569	414	1,467
Cost of services revenues	5,578	6,727	11,269	20,904	29,084	20,507	30,117
Cost of maintenance revenues	339	366	587	2,368	3,275	2,499	3,441
Cost of other revenues	1,910	2,200	1,907	1,219	—	—	—
Product development	3,786	4,242	8,496	11,990	19,175	13,533	21,545
Sales and marketing	6,311	6,849	16,273	28,652	76,689	49,746	78,770
General and administrative	2,958	5,307	9,229	12,176	17,231	11,989	16,659
Restructuring charge	—	—	—	—	—	—	3,426
Amortization of goodwill	—	—	—	—	—	—	223
Amortization of warrants	—	—	—	814	6,798	5,534	3,845
Amortization of stock based compensation	—	—	—	1,708	3,878	3,187	1,473

Total costs and expenses	13,055	16,398	33,998	55,340	123,771	107,409	160,966

Income (loss) from operations	(3,172)	779	(11,259)	(25,350)	(41,947)	(35,349)	(19,091)
Interest and other income (expense), net	(151)	(263)	16	(515)	(23)	(392)	339

Income (loss) before tax provision	(3,323)	516	(11,243)	(25,865)	(41,970)	(35,741)	(18,752)
Provision for income taxes	(297)	10	—	—	—	—	262

Net income (loss)	$(3,026)	$506	$(11,243)	$(25,865)	$(41,970)	$(35,741)	$(19,014)

Accretion on preferred stock	—	—	686	2,410	769	769	—

Net income (loss) available to common stockholders	$(3,026)	$506	$(11,929)	$(28,275)	$(42,739)	$(36,510)	$(19,014)

Basic and diluted net income (loss) per share	$(.08)	$.01	$(.27)	$(.62)	$(.69)	$(.61)	$(.27)

Number of shares used in computing basic and diluted net income (loss) per share	40,047	42,801	43,748	45,954	61,909	59,397	70,937

	As of December 31,					As of September 30,
	1996	1997	1998	1999	2000	2000	2001
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,587	$750	$3,255	$1,572	$29,428	$32,845	$26,898
Working capital (deficit)	3,313	1,797	(1,196)	(1,917)	24,133	26,043	15,455
Total assets	13,701	15,519	22,857	29,852	84,958	76,274	92,008
Deferred revenues	2,731	4,415	6,122	10,354	19,657	14,936	22,315
Long-term liabilities	812	802	367	10,000	400	—	1,954
Redeemable convertible preferred stock	—	—	11,445	24,681	—	—	—
Total stockholders' equity (deficit)	5,073	4,458	(7,335)	(28,421)	36,039	36,790	30,091

BUSINESS

Overview

        SeeBeyond is a leading provider of business integration software that enables the real-time flow of information within the enterprise and among customers, suppliers and partners. We believe that we offer the only comprehensive business integration solution architected from a single, internally-developed software code base, encompassing application-to-application integration, business-to-business integration, and business process management. Our Business Integration Suite builds upon more than twelve years of continuous development of business integration solutions within and among enterprises. As of December 31, 2001, we had licensed our products to over 1,600 customers worldwide.

Industry Background

        Today's difficult business and economic environment presents companies with a wide range of challenges. Competitive pressures, macroeconomic volatility, corporate mergers and acquisitions, the ubiquity of the Internet, shortened development and production cycles, shifting supplier relationships and diverse customer demands are forcing companies to adapt in numerous ways. In response, most companies have implemented aggressive e-Business initiatives in recent years, whereby business transactions and relationships are conducted electronically among enterprises. These e-Business initiatives have been adopted in an attempt to operate more efficiently and communicate better with suppliers, customers and partners. To this end, companies have made significant investments in a range of custom and packaged software applications such as enterprise resource planning, or ERP, supply chain management, or SCM, customer relationship management, or CRM, decision support and e-Commerce technologies. However, these applications generally were not designed to interact with each other, and the proliferation of these diverse technologies has resulted in highly disconnected and disparate information technology infrastructures. These diverse systems and applications often reside on different hardware platforms with varying and incompatible data formats and communication methods. As a result, information remains trapped within isolated systems. To enable truly automated business processes, these isolated systems must be seamlessly integrated. As companies seek enhanced profitability, integration solutions that enable dynamic and real-time connections across systems, applications and enterprises, and allow for the automation and active management of business processes, known as business process management, have become critical.

        Companies have historically tried to bridge disparate systems and applications through in-house or third-party custom development of point-to-point interfaces. This approach is no longer viable for many companies given the large and growing number of applications and the cost, time and resources required to create and maintain integration in a rapidly changing environment. In addition, when large numbers of applications and systems are linked through point-to-point interfaces, companies can have difficulty responding quickly to business changes because data is not exchanged in real time. Integrating systems external to an enterprise such as those of its suppliers, customers and partners, is an additional challenge that requires expertise in Internet technologies and a solution that is reliable, secure, centrally managed and scalable to a very large number of disparate users.

        The integration demands of e-Business present major technical challenges. In an attempt to address these challenges, companies have implemented ERP, e-Business application integration, or eAI, and electronic data interchange, or EDI, technologies. However, these solutions each have their own limitations in terms of time-to-market, cost, performance or flexibility, and no one approach fully addresses the entire e-Business integration challenge.

The SeeBeyond Solution

        We have developed a comprehensive solution for business integration, enabling the seamless flow of information across systems, applications and enterprises in real-time on a global basis. Our Business

Integration Suite provides companies with a flexible and easily configurable software platform to connect applications and systems within an organization and among geographically dispersed enterprises, allowing for continuous and reliable information exchange to meet today's fast-paced business demands. In contrast to other eAI approaches, we believe that we are the only provider of a comprehensive solution for business integration where all key integration technologies, including application-to-application, business-to-business and business process management, are seamlessly integrated. Because we have architected all of our products from a single, internally-developed code base, our solutions are fully integrated to deliver faster time-to-market, improved performance and higher reliability for our customers. The fourth generation of our core product, e*Gate, is a comprehensive and centrally managed solution that addresses the need for a distributed, scalable and global business integration infrastructure.

        Our application-to-application integration capability provides extensive pre-built application interfaces and facilitates rapid connectivity to packaged applications, legacy applications, web and object technologies and industry standard relational databases. Our business-to-business integration capability supports various trading partner business models, including direct partner-to-partner integration, trading exchange or marketplace integration, as well as more traditional EDI integration. Our business process management capability enables our customers to model, monitor and manage business process flows of business activities in real-time.

        Our solution provides the following business benefits to our customers:

        Enhanced Financial Performance and Customer Service.    Our flexible integration suite enables our customers to focus on pursuing new business initiatives designed to enhance revenue, profit and customer service. The open architecture and robust functionality of our solution allows our customers to efficiently implement and adapt their business strategies in response to market dynamics and other factors. Customers can quickly react and easily adapt to operational and system changes as a result of dynamic supplier and customer relationships, macroeconomic volatility and mergers and acquisitions.

        Scalable and Reliable Business Integration Suite.    Our modular solution is designed to be expandable within a customer's organization and throughout its geographically dispersed and technologically diverse network of customers, suppliers and partners. Our Business Integration Suite can grow to manage the transaction levels required for global business with minimal technical or administrative complexity. As opposed to solutions based on hub-and-spoke architectures, our solution is based on a fully-distributed architecture that delivers scalability without any single point of failure. Our distributed architecture avoids the bottlenecks associated with alternative integration approaches by distributing processing throughout a network and providing a central registry that manages this distributed configuration across the entire network.

        Rapid Time to Market.    Our solution is designed for easy and rapid deployment, enabling our customers to reduce time to market for their products and services. Our Business Integration Suite is designed to allow the efficient incorporation of, and integration with, evolving technologies and standards, minimizing programming effort and enabling real-time integration of applications and systems. Our comprehensive solution was developed as a unified suite, eliminating the need for disparate integration technologies from multiple vendors.

        Lower Operating Costs.    Our solution is designed to enable customers to automate and streamline business processes for increased operating efficiency, resulting in improved cycle times, optimized service level agreements and lower operating costs. In addition, our suite enables companies to leverage existing IT investments and minimizes the need for expensive custom programming. As a result, in response to changing business dynamics, our solution allows for efficient business process modifications, substantially reducing the implementation and maintenance costs associated with traditional integration approaches.

The SeeBeyond Strategy

        Our objective is to provide the leading business integration solution to manage the real-time, seamless flow of information across the enterprise and among customers, suppliers and partners. Our strategy for achieving this objective includes the following elements:

        Capitalize on our Integrated Solutions and Technology Leadership.    Our focus is and will continue to be on providing our customers the most open, comprehensive and unified integration infrastructure available for companies seeking to significantly improve business operations and increase their return on investment through seamless application integration, dynamic business-to-business connectivity and robust business process management. Our product architecture is open, and we currently support numerous technology standards, including J2EE, .Net and web services protocols. We will continue to invest in our software to enhance the functionality and provide a complete solution for business integration.

        Enhance Presence in Targeted Vertical Markets.    Our Business Integration Suite is designed to be easily adaptable to multiple vertical markets, and customers have adopted our products across a broad range of industry segments, including financial services/insurance, manufacturing, healthcare, telecommunications/utilities/energy, government and retail. We intend to continue expanding penetration of vertical markets that we believe represent significant revenue opportunities. We have dedicated sales and marketing resources targeted at specific vertical markets, and we plan to extend this approach to additional industry segments. We also intend to provide additional industry-specific product functionality and partner with systems integrators and software vendors that have expertise in particular vertical markets.

        Leverage Distribution, Consulting and Implementation Through Strategic Alliances.    We have entered into significant strategic alliances with Accenture, Computer Sciences Corporation, Electronic Data Systems and PricewaterhouseCoopers. We intend to expand and seek additional strategic alliances with leading systems integrators, software and hardware vendors to increase our market penetration. We believe that our Business Integration Suite enables our strategic partners to offer readily deployable, repeatable business integration solutions. These alliances provide for benefits, such as qualified customer introductions, the development and marketing of repeatable vertical industry market offerings and the generation of license revenue for us. We have also signed reseller agreements with software vendors, such as Commerce One and Retek, and we intend to continue to pursue opportunities to provide our integration capabilities to additional partners.

        Continue Expansion into International Markets.    We believe that international markets represent a significant growth opportunity. In the nine months ended September 30, 2001, revenues from outside the United States accounted for $46.6 million, or 33% of our total revenues. We plan to broaden the scope of our global operations by investing in additional markets and continuing to expand our presence in the international markets we currently serve, particularly in Europe and the Asia Pacific region.

        Become the Preferred Integration Standard for Large Global Entities.    To date, numerous enterprises, such as General Motors, Philip Morris and Target Corporation, have announced that our Business Integration Suite will be the standard upon which to integrate their systems and applications. We intend to become the standard upon which large customers integrate their internal enterprise information systems and connect externally with their customers, partners and suppliers. We believe that by becoming the integration standard for our customers, we can create stronger customer relationships and generate additional follow-on sales opportunities.

Products

        The SeeBeyond Business Integration Suite provides the following key capabilities:

  •
  Enterprise Integration. Integration capabilities are the core of all of our Business Integration Suite offerings at each of the data, application, system or business process levels. Our Business

    Integration Suite provides a robust, scalable and reliable integration platform. Business applications or systems are connected to a network via pre-built adapters called e*Way Intelligent Adapters, enabling them to work together. As opposed to solutions based upon hub-and-spoke architectures, the SeeBeyond Business Integration Suite is based on a fully distributed architecture that enables scalability through its ability to dynamically deploy components as needed anywhere on the network, thus making maximum use of enterprise computing capacity. While e*Gate features a robust distributed architecture without any single point of failure, the configuration of the entire infrastructure is centrally managed for ease of on-going administration and low total cost of ownership. Reliability results from the architecture's flexible deployment options for load balancing, its ability to change business processes dynamically without stopping the system, its ability to recover from hardware failures without data loss or duplication and its support of transactional integrity. Additionally, cross-indexing capabilities allow customers and trading partners to be identified uniquely and automatically from various data-stores within and among enterprises.

  •
  Business Process Management. Using the graphical business modeling tools provided by our e*Insight Business Process Manager software, business users can quickly define automated or manual business processes and easily modify those processes in response to business dynamics. The technical details of each business process are made visible in a hierarchy of graphical views that span all levels of integration, both internal and external, down to the most detailed data manipulation and networking aspects. Graphical monitoring of business processes allows business users to observe the status of individual events and processes, to detect and correct abnormal conditions in real-time, and to audit and analyze process history for further optimization. Real-time alerts or process exceptions can trigger wireless alerts, e-mails, faxes or messages to system management tools based on any business or system event.

  •
  Business Partner Interoperability. e*Xchange Partner Manager and e*Gate Integrator software support a wide range of secure inter- and intra-business processes. e*Xchange software provides trading partner management to simplify the setup and configuration of business partner and customer profiles. e*Xchange manages information flows and events external to the enterprise, including XML-based exchanges over the Internet, either directly or through trading exchanges, traditional EDI over value added networks or new Internet-based EDI protocols, as well as other methods of communication, such as e-mail, faxes and messages over dedicated and dial-up connections. Inter-business processes supported by the SeeBeyond Business Integration Suite may also include transactions via electronic funds transfer networks such as S.W.I.F.T., direct bank deposits, and credit, securities and other financial transactions.

        The SeeBeyond Business Integration Suite is comprised of a combination of specialized product offerings that meet specific integration needs. Our specialized product offerings are as follows:

  •
  e*Gate Integrator is a robust business integration platform, delivering performance and extensibility required for globally integrating information across disparate applications and systems within and among enterprises. e*Gate software provides a component-based integration architecture that is network-optimized to provide significant extensibility, scalability and high availability. e*Gate's distributed architecture avoids processing bottlenecks and the single point of failure found in hub-and-spoke and point-to-point solutions. In addition, the software delivers robust security to validate and protect application data throughout both public and private networks.

  •
  e*Way Intelligent Adapters combined with e*Gate's open architecture accelerate business integration implementation by providing out-of-the-box connectivity to a wide variety of packaged applications, databases, communication protocols, systems, and technologies for trading partner and application integration. Each e*Way adapter provides system-specific business logic and data validation, built-in messaging, and non-invasive connectivity to minimize deployment time and interface maintenance. We currently offer approximately 70 e*Way intelligent adapters, including adapters for packaged applications, such as SAP, PeopleSoft, Siebel, direct database access, such as Oracle, Sybase, eCommerce applications, such as Ariba, Commerce One, web server/portal access, such as iPlanet, Websphere, communications applications, such as HTTP/HTTPS, FTP, e-mail, and legacy applications and data stores, such as CICS, IMS, ADABAS, VSAM. A generic e*Way extension kit is also available for rapid development of custom e*Way adapters.

  •
  e*Xchange Partner Manager is built on the e*Gate Integrator platform, and is a web-based trading partner management solution for automating and securely managing business partner relationships for real-time interaction between the enterprise and its partners, suppliers, and customers. The SeeBeyond e*Xchange Partner Manager accelerates the creation of business partner relationships through flexible trading partner profile management, rapid and secure connectivity, and extensive protocol support. Protocol support includes pre-defined logic for enveloping, validating, and handling leading e-Business protocols, such as X12, EDIFACT, HIPAA, RosettaNet, BizTalk, and CIDX, including the public or shared processes between companies, such as acknowledgments, negative acknowledgements, responses, and control messages.

  •
  e*Insight Business Process Manager provides process-driven business integration allowing key automated and manual business processes to be modeled, implemented, monitored, managed and optimized over time. e*Insight Business Process Manager is comprised of three primary components that provide automation services. e*Insight Process Manager allows business and technical analysts to collaborate and accelerate the creation of business processes, and enables the business analyst to graphically monitor, manage and optimize business processes over time. The e*Insight Process Repository acts as a process data warehouse automatically storing process templates as well as all current and historical business process data. e*Insight Process Engine manages all the running business process instances based on business rules configured in each process model. Since e*Insight is built on e*Gate Integrator, the software acts not only as a visual representation of business processes, but also generates the components of the underlying integration solution within the e*Gate software.

  •
  e*Index Global Identifier uniquely identifies customers across disparate systems and automatically builds a cross-index of the many different local identifiers used to represent the same customer. This cross-index enables the SeeBeyond Business Integration Suite to seamlessly share customer information between these systems without requiring changes to every system.

  •
  e*Xpressway Integrator addresses the most significant challenge faced by Global 2000 businesses and B2B marketplaces today in connecting business partners to fully automate cross-enterprise processes in a cost effective, rapid and repeatable manner. e*Xpressway Integrator is a web-based, trading partner solution enabling rapid business partner connectivity and integration through a comprehensive B2B implementation process, graphical configuration wizards and partner downloadable connectivity software. Business partners follow an intuitive, step-by-step process to register their partner profile, configure connectivity and integration software, and then install their personalized software. The result is that business partners can securely connect their systems to their trading partners in a matter of days.

        We are continually enhancing our Business Integration Suite. In particular, we are focused on enhancing the functionality of our Business Integration Suite with additional support for infrastructure standards such as J2EE and .Net including support for J2EE Connector Architecture, or JCA, as the standard matures. We are extending our distributed integration strategy through web services by enhancing current Services Object Access Protocol, or SOAP, support for remote service invocation, Web Services Definition Language, or WSDL, for specifying web services interfaces to be used when invoking a remote service, and Universal Description Discovery and Integration, or UDDI, for discovering remote services. We are extending B2B functionality by providing a B2B protocol tool-kit as part of e*Xchange to allow organizations to rapidly leverage their robust web-based partner management and tracking capabilities for all open and proprietary B2B protocols. In addition, we are further developing pre-packaged process templates for key vertical markets, and enhancing business process reporting and analysis capabilities that will leverage data stored in the business process warehouse within our Business Integration Suite to facilitate process optimization activities. We intend to continue to focus on the ease-of-use of our products and will develop new e*Way adapters for packaged applications, web technologies and data formats to provide enhanced application and system connectivity.

Professional Services

        Our customers typically purchase consulting services from us to support their implementation activities. We offer professional services with the initial deployment of our product, as well as on an ongoing basis to address the continuing needs of our customers. Our consulting services range from architectural planning to complete development and deployment of our products. In each case, our services are tailored to meet our customers' needs. Our professional services organization also provides comprehensive education at our state-of-the-art training facility, as well as on-site courses for both customers and partners. As of December 31, 2001, our professional services and training organization consisted of 191 professionals. Many of our professional services employees have advanced degrees or substantial industry experience in systems architecture and design. We expect that the number of service professionals and the scope of the services that we offer will increase as we continue to address the expanding enterprise infrastructure needs of large organizations.

Customers

        We have licensed our products to over 1,600 customers globally. The following is a representative list of our customers by industry:

Financial Services/Insurance	Healthcare	Retail
American General Financial Group AXA Banca Intermediazione Mobiliare S.p.A. Clearstream Korea First Bank Pacific Life Insurance Sumitomo Shoji Visa International	Horizon Blue Cross Blue Shield of New Jersey Kindred Healthcare Magellan Behavioral Health MedPlus/Quest Diagnostics New South Wales Health Queensland Health United Health Group	Barnes & Noble.com FNAC Sainsbury's Target Corporation

Government	Manufacturing	Telecommunications/Energy/Utilities
Die Schweizerische Post DSS Accord—UK Other Autodesk DIRECTV Eagle Global Logistics EDS Fluor Corporation RR Donnelley Ryder
ABB Global Processes
Avery Dennison
Conoco Inc.
DuPont Corporate eBusiness
Goodrich Corporation
General Motors Corporation
Haworth Inc.
Heidelberger Druckmaschinen
    AG
Syngenta
United Technologies
	Corporation	Air Liquide SA Florida Power & Light Pacific Gas & Electric Potomac Electric Corporation Transco TXU

        In the nine months ended September 30, 2001, no single customer accounted for more than 10% of our revenues. Revenues from the sale of our products and services outside the United States accounted for $46.6 million, or 33% of our total revenues in the nine months ended September 30, 2001. We believe that revenues from sales outside the United States will continue to account for a material portion of our total revenues for the foreseeable future.

Strategic Relationships with Leading Systems Integrators

        To promote additional market penetration of our products, we have established strategic relationships with several of the largest independent systems integrators, including Accenture, Computer Sciences Corporation, Electronic Data Systems Corporation and PricewaterhouseCoopers. Our relationships with these systems integrators position us as a preferred business integration software provider. We believe these relationships have enabled us to increase market awareness of our products and increase sales. As we work with these firms, we intend to better utilize our professional services organization and more effectively implement our products with our customers. In addition to these strategic relationships, we have relationships with other systems integrators, including Booz-Allen & Hamilton, Cap Gemini Ernst & Young, Deloitte Consulting and KPMG.

Sales and Marketing

        We license our products and sell our services primarily through our direct sales organization, complemented by the selling and support efforts of our systems integrators and through our relationships with independent software vendors. As of December 31, 2001, our sales and marketing organization consisted of 207 professionals. In the United States, we have sales offices in the greater metropolitan areas of San Francisco, Los Angeles, New York, Chicago, Dallas, Atlanta, Boston, St. Louis and Washington DC. In Europe and the Middle East, we have sales offices in Belgium, Denmark, France, Germany, Italy, the Netherlands, Spain, Sweden, Switzerland, the United Kingdom and the United Arab Emirates. In the Asia Pacific region, we have sales offices in Australia, Hong Kong, Japan, New Zealand and Singapore. Our direct sales force works closely with our professional services organization, which provides pre-sales support to potential customers on product information and deployment capabilities. We plan to expand the size of our direct sales organization and are hiring sales personnel with expertise in vertical markets such as financial services, manufacturing, retail, telecommunications and utilities. We also may establish additional sales offices domestically and internationally.

        Our sales process requires that we work closely with targeted customers to identify both the business as well as the technical value derived from a real-time information network. Our sales team, which includes both sales and technical professionals, then works with the customer to develop a proposal to address their specific needs and highlight the potential business and financial benefits. The length of our sales cycle generally depends on the customer's industry and the size of the project, but generally ranges from 90 to 180 days.

        Through our global software partner program, we license our technology to leading independent software vendors so that they can embed components of our Business Integration Suite into their product on a limited basis for seamless integration with specific applications. These relationships allow these companies to resell our products to their customers worldwide and provide our sales force opportunities to cross-sell additional SeeBeyond products and services to these same customers. We have OEM and reseller agreements with a number of software vendors including Commerce One and Retek.

        We focus our marketing efforts on creating awareness of our products and their applications, identifying and educating our partners as well as potential customers on both the business value as well as the technical value to be gained from a real-time information network, thereby generating new sales opportunities. We will continue to invest to increase awareness of our Business Integration Suite as a comprehensive solution for business integration. Our marketing activities include advertising, direct mail, seminars, tradeshows and industry conferences. We also have a public relations program focused on the trade, financial and business press as well as industry analysts.

        Our marketing organization works closely with our systems integrator partners and independent software vendors to jointly develop targeted marketing programs to leverage the solutions offered by our partners. We plan to establish additional programs to educate systems integrators and independent software vendors on the benefits of a real-time information network and specifically the SeeBeyond Business Integration Suite.

Product Development

        Our core software product was commercially introduced in 1991, and in June 2001, we released the 4.5 version of e*Gate software. We are continually enhancing our Business Integration Suite and, in particular, we are focusing on extending our distributed integration strategy by focusing on continued and enhanced support for core infrastructure standards, such as J2EE and .Net and support for web services standards. We intend to continue to develop new e*Way adapters for emerging packaged applications, web technologies and data formats to provide enhanced application and system connectivity. As of December 31, 2001, our product development organization included 195 employees.

Customer Service and Support

        We provide support for all of our products on a global basis 24 hours a day, seven days a week. Our support centers are located in California and the United Kingdom. Each of these support centers tracks support incidents on one global IT system, providing a consistent level of service on a global basis. Customers have the option to log, track and update their service and support inquiries electronically, via the web, telephone, or a combination of both. Our customer service group handles incoming calls, shipping requests, call logging, maintaining customer information and responding to basic product questions. Our technical support/engineering group is responsible for all technical incidents until resolution and is responsible for meeting targeted response times and providing regular updates. Our technical support-engineering group interfaces with our product development group for product maintenance. As of December 31, 2001, our customer support organization included 43 employees.

Competition

        The market for our products is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could significantly reduce our future revenues and increase operating losses. Our current competitors include:

        eAI vendors.    We face competition from vendors offering eAI software products. These vendors include IBM, Mercator Software, Tibco Software Inc., Vitria Technology Inc. and webMethods Inc. A number of other companies are offering products that address different aspects of our solution, including BEA Systems and Microsoft. In the future, some of these companies may expand their products to enhance their functionality to provide a solution more similar to ours.

        Internal IT departments.    "In house" information technology departments of potential customers have developed or may develop systems that provide for some of the functionality of our Business Integration Suite. In particular, it can be difficult to sell our product to a potential customer whose internal development group has already made large investments in and progress towards completion of systems that our product is intended to replace.

        Other software vendors.    We also face competition from major enterprise software developers including Oracle, PeopleSoft, SAP and Siebel. These companies have significantly greater resources than we have.

        Many of our existing and potential competitors have more resources, broader customer relationships and more established brands than we do. In addition, many of these competitors have extensive knowledge of our industry. Some of our competitors have established or may establish cooperative relationships among themselves or with third parties to offer a single solution and increase the ability of their products to address customer needs.

        We believe that the principal competitive factors affecting the market for our products and services include product functionality and features, product price and performance, ease of implementation, market awareness, quality of professional services offerings, acceptance of product or vendor by leading system integrators, quality of customer support services, quality of training and documentation and vendor and product reputation. Although we believe that our solutions generally compete favorably with respect to these factors, our market is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources.

Intellectual Property and Proprietary Rights

        Our success is dependent upon the technological and creative skills of our personnel in developing and enhancing our software products, as well as our ability to protect the related proprietary technology and intellectual proprietary rights. We rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, copyright and trademark laws to accomplish these goals. We do not currently hold any issued or registered patents. We have filed two patent applications that are pending in the United States and may file additional patent applications in the future. We cannot be certain that a patent will be issued from any patent application we submit. Moreover, we may not be able to develop proprietary products or technologies that are patentable, that any patent issued to us will provide us with any competitive advantages, or that the patents of others will not seriously harm our ability to do business.

        We license our products pursuant to license agreements that prohibit reverse engineering or decompilation of our software, impose restrictions on the licensee's ability to utilize the software and provide for specific remedies in the event of a breach of these restrictions. In addition, we take measures to avoid disclosure of our trade secrets, including but not limited to requiring employees, customers and others with access to our proprietary information to execute confidentiality agreements with us which define the unauthorized uses and disclosures of our trade secrets and other proprietary materials and information. Additionally, we restrict access to our source code.

        We assert copyright in software, documentation and other works of authorship and periodically file for and are granted copyright from the U.S. Copyright Office in and to qualifying works of authorship. We assert trademark rights in and to our name, product names, logos and other markings that are designed to permit consumers to identify our goods and services. We routinely file for and have been granted trademark protection from the U.S. Patent and Trademark Office for qualifying marks.

        Despite our efforts to protect our proprietary rights, existing laws, contractual provisions and remedies afford only limited protection. In addition, effective copyright and trade secret protection may be unavailable or limited in some foreign countries. Attempts may be made to copy or reverse engineer aspects of our product or to obtain and use information that we regard as proprietary. Accordingly, we cannot be certain that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Use by others of our proprietary rights could materially harm our business. Furthermore, policing the unauthorized use of our product is difficult and expensive litigation may be necessary in the future to enforce and defend our intellectual property rights.

        Although we do not believe our products infringe the proprietary rights of third parties and are not aware of any currently pending claims that our products infringe upon the proprietary rights of third parties, it is possible that third parties will claim that we have infringed their current or future products. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent product shipment, cause delays or require us to enter into royalty or licensing agreements, any of which could harm our business. Patent litigation in particular has complex technical issues and inherent uncertainties. Parties making claims against us could secure substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to license our products in the United States or abroad. Such a judgment could seriously harm our business. In the event a product infringement claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business would be harmed.

Employees

        As of December 31, 2001, we had a total of 718 employees, including 195 in product development, 207 in sales and marketing, 43 in customer support, 191 in professional services and training, and 82 in operations, administration and finance. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

MANAGEMENT

Officers and Directors

        The following table sets forth information with respect to our executive officers and directors:

Name	Age	Position
James T. Demetriades	39	President and Chief Executive Officer
Raymond J. Lane	55	Chairman of the Board
Paul J. Hoffman	50	President, Americas
Kathleen M. Mitchell	49	Senior Vice President, Marketing and Business Development
Barry J. Plaga	39	Senior Vice President, Finance, Chief Financial Officer and Assistant Secretary
Alex Demetriades	33	Senior Vice President, Products
Reed Henry	38	Senior Vice President, Alliances, Services and Support
David Bennett	43	Vice President and General Manager EMEA
Salah M. Hassanein	80	Director
George J. Still	43	Director
Steven A. Ledger	42	Director
George Abigail	44	Director

        James T. Demetriades has served as our President and Chief Executive Officer since he founded SeeBeyond in 1989. Mr. Demetriades also served as our Chairman of the Board from our inception to September 2001. Prior to founding SeeBeyond, Mr. Demetriades was employed by Information Concepts, Inc. where he managed development of software for use in the insurance industry. Mr. Demetriades then worked for a division of American Medical International designing and building custom interfaces between software systems. Mr. Demetriades is a founding member of the ANSI standards group HL7 and a California Institute of Technology Fellow. Mr. Demetriades holds a B.S. degree in computer science and economics from Loyola Marymount University, Los Angeles.

        Raymond J. Lane has served as our Chairman of the Board since September 2001 and as a member of the Board of SeeBeyond since May 1998. Mr. Lane has been a General Partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since July 2000. Prior to joining Kleiner Perkins, Mr. Lane served as President and Chief Operating Officer of Oracle Corporation from July 1996 to July 2000. From October 1993 to June 1996, Mr. Lane served as Executive Vice President and President of Worldwide Operations at Oracle. From June 1992 to September 1993, Mr. Lane served as a Senior Vice President at Oracle and as President of Oracle USA. Prior to joining Oracle, Mr. Lane was a Senior Vice President and Managing Partner of the Worldwide Information Technology Group at Booz-Allen & Hamilton from July 1986 to May 1992. He served on the Booz-Allen & Hamilton Executive Committee and its Board of Directors from April 1987 to May 1992. Mr. Lane is also a member of the Board of Trustees of Carnegie-Mellon University and serves on the Board of Directors of Special Olympics International. Mr. Lane is a director of Marimba Inc., FreeMarkets, Inc. and C-bridge Internet Solutions, Inc.

        Paul J. Hoffman has served as our President, Americas since April 1999. From September 1996 to April 1999, Mr. Hoffman served as Vice President, Worldwide Sales for Documentum, a document management software company. From September 1994 to September 1996, Mr. Hoffman served as Vice President, Worldwide Operations for Oracle Corporation. Mr. Hoffman holds a B.S. degree in finance from Fairfield University.

        Kathleen M. Mitchell has served as our Senior Vice President, Marketing and Business Development since April 1999. From June 1997 to December 1998, Ms. Mitchell was President and Chief Executive Officer of Live Picture, Inc., an Internet imaging company which filed for bankruptcy protection in 1999. From January 1995 to January 1997, Ms. Mitchell was employed with Ceridian Corporation, an information services company, as President of the Employer Services division. Ms. Mitchell holds a B.A. degree in economics from Newton College (later merged with Boston College).

        Barry J. Plaga has served as our Senior Vice President, Finance and Chief Financial Officer since November 1999. From June 1999 to November 1999, Mr. Plaga served as Executive Vice President and Chief Financial Officer for Activision, Inc., a publisher and developer of interactive software and video games. From June 1997 to June 1999, Mr. Plaga served as Senior Vice President and Chief Financial Officer for Activision. From January 1992 to June 1997, Mr. Plaga served as Senior Vice President, Finance and Chief Administrative Officer of Activision. Mr. Plaga received his B.S. in accounting and his master of accounting degree from the University of Southern California.

        Alex Demetriades has served as our Senior Vice President, Products since January 2001 and as Vice President of Products since January 2000. From January 1985 to January 2000, Mr. Demetriades was employed in various other positions at SeeBeyond most recently as Director of Product Management, Architecture and Research. Mr. Demetriades holds B.S. degrees in cognitive science and biophysics, and a B.A. degree in psychology, each from the University of California at San Diego.

        Reed Henry has served as our Senior Vice President, Alliances, Services and Support since February 2001. Prior to joining SeeBeyond, Mr. Henry was employed with eBay as Vice President of Strategy and New Business from June 2000 to February 2001. From March 1996 to October 1999, Mr. Henry was co-founder and Vice President of Marketing at Vertical Networks. Mr. Henry holds a B.S. degree in electrical engineering from the University of Washington, an M.S. in electrical engineering from the California Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

        David Bennett has served as our Vice President and General Manager of Europe, Middle East and Africa since March 2000. Prior to joining SeeBeyond, Mr. Bennett spent six years with Documentum Inc. where he held a number of both European and worldwide sales management positions serving most recently as vice president and general manager of EMEA. Mr. Bennett holds an honors degree in business studies and a diploma of the Institute of Marketing having attended Cheltenham College and the University of Southwest, Bristol.

        Salah M. Hassanein has served as a member of the Board of SeeBeyond since July 1996. Since 1986, Mr. Hassanein has been President of SMH Entertainment, Inc., a business consultancy. Since June 2000, Mr. Hassanein has served as a consultant to the Liberty Livewire Corporation (formerly known as the Todd-AO Corporation), motion picture and television post-production company. From July 1996 to June 2000, Mr. Hassanein was President and Chief Executive Officer of the Todd-AO Corporation. Since July 2000, Mr. Hassanein has served as Chairman of the Board of PointSource Technologies LLC. From July 1994 to July 1996, Mr. Hassanein served as President and Chief Operating Officer of the Todd-AO Corporation. Mr. Hassanein also serves as a director of the Liberty Livewire Corporation.

        George J. Still has served as a member of the Board of SeeBeyond since May 1998. Mr. Still has been employed with Norwest Venture Partners, a venture capital firm, since October 1989 and is Managing Partner of several Norwest Venture Capital Partnerships. Mr. Still also serves as a director of Corio, Inc., an applications service provider, PeopleSoft, Inc. Mr. Still holds a B.S. degree from Pennsylvania State University and an M.B.A. from the Amos Tuck School at Dartmouth College.

        Steven A. Ledger has served as a member of the Board of SeeBeyond since June 1996. Mr. Ledger has been Managing Member of eCompanies Venture Management, LLC, a venture capital firm, since July 1999. Since November 1993, he has served as Managing Member of Storie Advisors, LLC, a venture capital firm that invests in emerging growth companies, and Managing Partner of San Francisco Sentry

Investment Group, an investment firm. Mr. Ledger also serves as a director of ValueStar Corp., a customer satisfaction rating company. Mr. Ledger holds a B.A. degree in economics from the University of Connecticut.

        George Abigail has served as a member of the Board of SeeBeyond since October 2000. Since April 2001, Mr. Abigail has been Chief Financial Officer of A.T. Kearney, a subsidiary of EDS. From June 2000 to April 2001, Mr. Abigail has been Vice President Business Development and Ventures of EDS, as well as Chairman of the Investment Opportunity Team of EDS. From December 1999 to June 2000, Mr. Abigail was Chief Financial Officer of EDS CoNext, a subsidiary of EDS. From June 1998 to December 1999, Mr. Abigail was Assistant Treasurer of EDS, and from December 1993 to June 1998 he was Director, Corporate Financial Planning and Analysis at EDS. Mr. Abigail also serves as a director of UniGraphics Solutions, a publicly traded company that is majority-owned by EDS. Mr. Abigail holds a B.S. degree in economics from the Wharton School at the University of Pennsylvania.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER

        The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2001 with respect to:

  •
  each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of common stock;

  •
  each of our directors;

  •
  each of our executive officers; and

  •
  all directors and executive officers as a group.

        The table is based upon information supplied by officers, directors and principal stockholders and schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 74,750,485 shares outstanding on December 31, 2001, adjusted as required by rules promulgated by the Securities and Exchange Commission.

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After the Offering
Name of Beneficial Owner			Shares Being Offered
	Number	Percent		Number	Percent
James T. Demetriades(1)	26,094,218	34.6%	2,000,000	24,094,218	29.2%
Norwest Venture Partners VI, L.P.(2)	4,300,569	5.7	—	4,300,569	5.2
Raymond J. Lane(3)	4,234,137	5.6	—	4,234,137	5.2
Paul J. Hoffman(4)	341,995	*	—	341,995	*
Kathleen M. Mitchell(5)	341,627	*	—	341,627	*
Barry J. Plaga(6)	239,750	*	—	239,750	*
Alex Demetriades(7)	570,291	*	—	570,291	*
Reed Henry(8)	196,749	*	—	196,749	*
David Bennett(9)	100,000	*	—	100,000	*
Salah M. Hassanein(10)	812,799	1.1	—	812,799	1.0
George J. Still(2)	4,300,569	5.7	—	4,300,569	5.7
Steven A. Ledger(11)	596,210	*	—	596,210	*
George Abigail	—		—	—
All directors and executive officers as a group (12 persons)(12)	37,828,345	49.1%	2,000,000	35,828,345	46.5%

*
Less than 1%

(1)
Includes 700,000 shares issuable upon exercise of options which are exercisable within 60 days of December 31, 2001. Also represents 25,394,218 shares held by the James T. Demetriades Family Trust UTD dated March 15, 1996, of which Mr. James T. Demetriades is trustee.

(2)
Includes 112,500 shares issuable upon exercise of options which are exercisable within 60 days of December 31, 2001 held by Mr. Still. Also represents 4,188,069 shares held by Norwest Venture Partners VI, L.P. over which Mr. Still shares voting and dispositive power. Mr. Still disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein. Norwest Venture Partners VI, L.P. has informed us that subsequent to December 31, 2001 it has distributed 4,130,037 shares to Norwest Limited L.P., LLLP, its limited partner. As a result, such shares are no longer beneficially owned by Mr. Still or Norwest Venture Partners VI, L.P.

(3)
Includes 247,500 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2001. Also includes 282,351 shares held by Raymond J. Lane Trust UAD 11/02/95, of which Mr. Lane is trustee, and 3,704,286 shares held by Mr. Lane.

(4)
Includes 159,496 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2001 held by Mr. Hoffman and 182,499 shares held by Mr. Hoffman.

(5)
Includes 315,801 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2001 held by Ms. Mitchell, and 25,826 shares held by Ms. Mitchell.

(6)
Includes 212,500 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2001.

(7)
Includes 148,721 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2001.

(8)
Includes 131,250 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2001.

(9)
Includes 100,000 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2001.

(10)
Includes 5,625 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2001 held by Mr. Hassanein and 807,174 shares held by Mr. Hassanein.

(11)
Includes 151,875 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2001.

(12)
Includes 2,285,268 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2001.

DESCRIPTION OF CAPITAL STOCK

        Our certificate of incorporation authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share, the rights and preferences of which may be established by our board of directors. As of December 31, 2001, 74,750,485 shares of common stock were issued and outstanding and held by approximately 516 stockholders.

Common Stock

        The holders of common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. The holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences, if any, of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

        The board of directors is authorized, absent any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock, in one or more series, each of the series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

        Set forth below is a summary of the registration rights of certain holders of our common stock and warrants. As of December 31, 2001, holders of registration rights held approximately 4,300,569 shares of our common stock and warrants to purchase up to 3,025,000 shares of our common stock.

        Demand Registrations.    At any time, the holders of registration rights may request us to register shares of common stock having a gross offering price of at least $15.0 million subject to our right, upon advice of our underwriters, to reduce the number of shares proposed to be registered. We will be obligated to effect only two registrations pursuant to such a request by holders of registration rights. If shares requested to be included in a registration must be excluded due to limitations on the number of shares to be registered on behalf of the selling stockholders pursuant to the underwriters' advice, the shares registered on behalf of the selling stockholders will be allocated among all holders of shares with rights to be included in the registration on the basis of the number of shares with such rights held by such stockholders.

        Piggyback Registration Rights.    The holders who have registration rights have unlimited rights to request that shares be included in any company-initiated registration of common stock other than registrations of employee benefit plans or business combinations subject to Rule 145 under the Securities Act. In any such registration, the underwriters may, for marketing reasons, limit the shares requested to be registered on behalf of all stockholders having the right to request inclusion in such registration.

        Form S-3 Registrations.    Holders of registration rights may request in writing that we effect an unlimited number of registrations of such shares on Form S-3 provided that the gross offering price of the shares to be so registered in each such registration exceeds $5.0 million. If such registration is to be an underwritten public offering, the underwriters may reduce for marketing reasons the number of shares to be registered on behalf of all stockholders having the right to request inclusion in such registration. We are not obligated to effect a registration on Form S-3 prior to expiration of twelve months following effectiveness of the most recent registration requested by the holders of registration rights.

        Future Grants of Registration Rights.    We cannot grant further piggyback registration rights without the prior written consent of current stockholders owning at least a majority of the then outstanding registrable securities, including grants to any holder or prospective holder of any registration rights which would be on equal or more favorable terms than the existing piggyback registration rights.

        Transferability.    The registration rights are transferable upon notice by the holder to us of the transfer, provided that the transferee or assignee is not deemed by the board of directors to be a competitor of ours and assumes the rights and obligations of the transferor for such shares.

        Termination.    The registration rights as to each holder will terminate on the first to occur of April 2005 or the date on which the holder may sell the shares pursuant to Rule 144, provided that the aggregate of the shares held by the holder represent less than 1% of our then outstanding equity securities.

        Warrants.    CSC, EDS and General Motors Corporation have piggyback registration rights with respect to the shares underlying warrants we have granted them.

Warrants

        As of the date of this prospectus, we had outstanding warrants to purchase an aggregate of 3,050,000 shares of our common stock. The weighted average exercise price of the warrants is $9.37 per share. Any of the warrants we have outstanding may be exercised by applying the value of a portion of the warrant, which is equal to the number of shares issuable under the warrant being exercised multiplied by the fair market value of the security receivable upon exercise of the warrant, less the per share exercise price, in lieu of payment of the exercise price per share.

        In connection with our agreement with EDS, we issued to EDS a warrant to purchase up to 1,200,000 shares of common stock at an exercise price of $6.67 per share. The warrant expires in August 2002 and is fully exercisable as to 1,200,000 shares as of the date of this prospectus. EDS has certain piggyback registration rights with respect to the shares underlying the warrant.

        In connection with our agreement with CSC, we issued to CSC a warrant to purchase up to 1,200,000 shares of our common stock at an exercise price of $14.00 per share. The warrant expires in September 2002 and is exercisable as to 253,000 shares as of the date of this prospectus. The warrant generally becomes exercisable upon the achievement of various milestones, which include the generation license revenue for us by selling our products to third parties. CSC has certain piggyback registration rights with respect to the shares underlying the warrant.

        In connection with our agreement with General Motors Corporation, we issued GMC a warrant to purchase up to 625,000 shares of common stock at an exercise price of $5.83 per share. The warrant expires in March 2006 and is exercisable as to 262,500 shares as of the date of this prospectus. The warrant generally becomes exercisable as to the shares as GMC achieves various milestones related to providing sales and marketing support to us. GMC has certain piggyback registration rights with respect to the shares underlying the warrant.

        In connection with the amendment of our line of credit with Comerica Bank in October 2001, we issued a warrant to Comerica to purchase up to 25,000 shares of common stock at an exercise price of $4.39. The warrant expires in October 2004 and is fully vested and exercisable.

Anti-Takeover Provisions

        Provisions of Delaware law and our restated certificate of incorporation and bylaws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

        We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  •
  the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  •
  upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

  •
  on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

        A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

        Our certificate of incorporation and bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our restated certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Investor Services, L.L.C. The transfer agent's address and telephone number is 235 Montgomery Street, 23rd Floor, San Francisco, California 94104 and (415) 743-1423.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, UBS Warburg LLC and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholder have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
UBS Warburg LLC
U.S. Bancorp Piper Jaffray Inc.

Total	7,000,000

        The underwriters are offering the shares subject to their acceptance of the shares from us and the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of the shares are taken.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $    a share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,050,000 additional shares of common stock from SeeBeyond at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number located next to that underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to public would be $            , the total underwriters' discounts and commissions would be $    , and the total proceeds to us would be $            .

        The common stock is listed on the Nasdaq National Market under the symbol "SBYN."

        We, the directors and executive officers, have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, whether the shares or any of those securities are then owned by that person or are later acquired directly from us; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The restrictions described in the previous paragraph do not apply to:

  •
  the sale of shares to the underwriters under the underwriting agreement;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  •
  gifts and transfers by will or intestacy, provided that the transferee agrees in writing to be bound by the restrictions described above;

  •
  sales of up to an aggregate of 95,000 shares of our common stock by certain of our executive officers and a director;

  •
  a transaction involving up to 200,000 shares of our common stock in connection with a forward sale contract by a director;

  •
  transfers to members, partners, affiliates or immediate family or transfers to a trust for the benefit of the transferor or the transferor's immediate family, provided the transferee agrees in writing to be bound by the restrictions described above; and

  •
  issuances of shares of common stock or options to purchase shares of common stock under our employee benefit plans as in existence on the date of the prospectus and consistent with past practices.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for SeeBeyond by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus, members of Wilson Sonsini Goodrich & Rosati, P.C. beneficially own an aggregate of approximately 90,000 shares of SeeBeyond common stock. Jeffrey D. Saper, a member of Wilson Sonsini Goodrich & Rosati, P.C., serves as the Corporate Secretary of SeeBeyond.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public conference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering by us described in this prospectus is completed.

(1)
Our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 30, 2001;

(2)
our Quarterly Reports on Form 10-Q, for the quarter ended March 31, 2001 filed with the SEC on May 15, 2001, for the quarter ended June 30, 2001 filed with the SEC on August 14, 2001, and for the quarter ended September 30, 2001 filed with the SEC on November 14, 2001;

(3)
our Current Report on Form 8-K, filed with the SEC on March 19, 2001;

(4)
our Current Report on Form 8-K filed with the SEC on December 20, 2001; and

(5)
our Registration Statement on Form 8-A, as amended.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

SeeBeyond Technology Corporation
404 East Huntington Drive
Monrovia, California 91016
Attn: Investor Relations
(626) 471-6000

        You should rely only on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission ("SEC") registration fee and the NASD filing fee.

SEC Registration Fee	$7,962
NASD Filing Fee	9,154
Printing Costs	100,000
Legal Fees and Expenses	240,000
Accounting Fees and Expenses	100,000
Blue Sky Fees and Expenses	10,000
Transfer Agent and Registrar Fees	5,000
Miscellaneous	2,884

Total	$475,000

Item 15.    Indemnification of Directors and Officers

        Our Bylaws limit the liability of our directors and officers for expenses to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

        Our Certificate of Incorporation provides that we must indemnify our directors and may indemnify our other officers, employees and agents to the fullest extent permitted by law.

        We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of SeeBeyond, arising out of such person's services as a SeeBeyond director or officer, any subsidiary of SeeBeyond or any other company or enterprise to which the person provides services at our request.

        Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification. We also maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

Item 16.    Exhibits

Exhibit Number
1.1	Form of Underwriting Agreement
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP, independent auditors
24.1	Power of Attorney (contained on Page II-4)

Item 17.    Undertakings

        A.    The undersigned Registrant hereby undertakes:

          (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B.    Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.    Undertaking Regarding Indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        D.    Undertaking Regarding Registration Statement Permitted by Rule 430A.

          (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)  For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable cause to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monrovia, State of California, on January 29, 2002.

SEEBEYOND TECHNOLOGY CORPORATION
By:
/s/ BARRY J. PLAGA Barry J. Plaga Senior Vice President, Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Barry J. Plaga and Mark Brooks and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement on Form S-3 (including any post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant on January 29, 2002.

Signature	Title
/s/ JAMES T. DEMETRIADES James T. Demetriades	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ BARRY J. PLAGA Barry J. Plaga	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ RAYMOND J. LANE Raymond J. Lane	Chairman of the Board of Directors
/s/ SALAH M. HASSANEIN Salah M. Hassanein	Director
/s/ GEORGE J. STILL George J. Still	Director
/s/ STEVEN A. LEDGER Steven A. Ledger	Director
/s/ GEORGE ABIGAIL George Abigail	Director

Index to Exhibits

Exhibit Number
1.1	Form of Underwriting Agreement
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP, independent auditors
24.1	Power of Attorney (contained on Page II-4)

QuickLinks

CALCULATION OF REGISTRATION FEE
TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL INFORMATION (in thousands, except per share data)
RECENT OPERATING RESULTS
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER
DESCRIPTION OF CAPITAL STOCK
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
Index to Exhibits